UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

    ☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2022

Or

    ☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2022 and 2021
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Ameriprise Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 22, 2023

We have served as the Plan’s auditor since 2012.

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Cash	$77,157	$728,853
Investments at fair value	2,479,440,517	2,954,738,203
Investments at contract value	169,191,423	167,440,037
Receivables:
Accrued income	72,981	51,198
Due from broker	1,513,924	1,684,153
Employer contributions	5,264,099	5,243,027
Participant loans	27,590,582	27,058,208
Total assets	2,683,150,683	3,156,943,679

Liabilities
Due to broker	1,678,912	5,509,337
Accrued expenses	—	81,784
Total liabilities	1,678,912	5,591,121
Net assets available for benefits at end of year	$2,681,471,771	$3,151,352,558
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2022	2021
Contributions:
Employer, net of forfeitures	$63,306,817	$55,267,004
Participant	124,145,197	118,560,585
Participant rollovers	9,047,985	10,720,524
Total contributions	196,499,999	184,548,113
Investment income:
Interest	2,332,311	1,720,274
Dividends	20,091,957	11,998,208
Net realized/unrealized appreciation (depreciation)	(477,127,245)	522,812,352
Total investment income (loss)	(454,702,977)	536,530,834
Other income	73,421	77,545
Interest on participant loans	1,020,379	1,172,626
Total additions	(257,109,178)	722,329,118
Deductions:
Administrative expenses	1,514,054	1,014,611
Withdrawal payments	211,257,555	242,117,937
Total deductions	212,771,609	243,132,548
Net increase (decrease) in net assets available for benefits	(469,880,787)	479,196,570
Net assets available for benefits at beginning of year	3,151,352,558	2,672,155,988
Net assets available for benefits at end of year	$2,681,471,771	$3,151,352,558
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2022
1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Recordkeeping and Trustee of Plan Assets
Alight Solutions is the Plan’s recordkeeper, including the self-directed brokerage account. In July 2019, the Principal Financial Group closed on the acquisition of the Institutional Retirement & Trust business of Wells Fargo Bank, N.A. The successor trustee became Principal Custody Solutions effective February 22, 2022. Prior to February 22, 2022, Wells Fargo Bank, N.A. remained trustee of the plan. Information for the period before the transfer to Principal Custody Solutions on February 22, 2022 was provided by Wells Fargo Bank, N.A. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the self-directed brokerage account). Members of the EBAC and KIC are appointed by fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth contributions to plans that are qualified under Code Section 401(k) and other specified tax favored plans. This limit was $20,500 and $19,500 for 2022 and 2021, respectively for employees under age 50. For employees age 50 and older the limit was $27,000 and $26,000 for 2022 and 2021, respectively. The Plan complied with nondiscrimination requirements under the Code for both 2022 and 2021.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of 5% of eligible compensation or the participants’ annual deferral rate average. Participants must be employed on the last business day of the Plan year or have terminated employment, generally due to retirement (at or after age 65), disability (as defined in the Plan), transfer to Franchise Advisor role or death to receive a true-up contribution.
The Company provides a Company Base Contribution of 2% of eligible compensation each pay period for certain employees not eligible to participate in the Ameriprise Financial Retirement Plan. The Company Base Contribution is invested based on the employee’s elections or a default fund if no elections are made and eligible employees are not required to elect to save their own money to receive this contribution.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $305,000 and $290,000 for 2022 and 2021, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and any income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, becomes disabled or deceased while employed.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022

Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to pay plan expenses, offset the Company’s obligation to fund Company contributions to the plan or restore previously forfeited balances for rehires. At December 31, 2022 and 2021, the forfeiture account totaled $118,115 and $118,230, respectively. Forfeitures used totaled $2,074,206 and $2,552,483 for 2022 and 2021, respectively. Forfeitures generated for the plan years ended December 31, 2022 and 2021 were $2,074,091 and $2,598,865, respectively.
Tax Status
As long as the Plan remains qualified and tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as any income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan’s tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. The Plan will pay out vested balances of $5,000 or less as a lump sum payment within 60 days of termination of employment. Balances of less than $1,000 will be paid directly to the participant and balances of $1,000 to $5,000 will be rolled over to a safe harbor IRA. Terminated participants with balances greater than $5,000 can defer payment until age 72.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months unless the loan is used towards the purchase of a primary residence in which case the loan terms can range up to 359 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the 15th of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period.
If the participant’s employment with the Company ends for any reason, and their Plan loan is current, the Plan allows the participant to make repayment arrangements with the Plan’s Administrative Delegate before their loan would otherwise default. If so requested, upon the participant’s termination, the participant’s loan will be re-amortized to a monthly repayment schedule.
If the participant’s employment with the Company ends for any reason, and they have a Plan loan, they have the option to continue to make loan payments or pay off the loan in full within 90 days in order to prevent a default and acceleration due to non-payment. If the outstanding loan is not paid in full within 90 days from separation from service or an alternative arrangement is not made, the loan will automatically be foreclosed and the amount outstanding will be immediately deducted from the benefit payable to the plan participant from the Plan. The amount deducted will be treated as a distribution to that participant regardless of whether they elected to receive a distribution of their vested Plan account. Unless the outstanding loan amount was previously taxed as a “deemed distribution,” the participant will then be responsible for any income taxes on the amount of the outstanding loan balance and possibly a 10% additional penalty tax that applies to early distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, loan origination fees, fees incurred within the self-directed brokerage account and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
A flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant’s investment options on a quarterly basis. The fee is deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. As permitted under U.S. Securities and Exchange Commission rule 12b-1, mutual funds or share classes are assessed a fee to help cover the costs associated with marketing and selling the fund (“12b-1 fees”). The 12b-1 fees may also be used to cover shareholder servicing expenses. The only 12b-1 fees incurred are on certain self-directed brokerage funds.
Other Income
Other income includes a rebate of a portion of revenue sharing payments made to the Plan from a portion of the 12b-1 fees incurred from certain funds within the self-directed brokerage account. These payments are deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. Other income is recorded when earned.
Valuation of Investments and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts which are reported at contract value. See Note 4 and Note 5 for the Plan’s accounting policies related to the fully benefit-responsive investment contracts and the valuation of investments, respectively.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.
3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options as of December 31, 2022 and 2021 is set forth below.
Mutual Funds
Mutual funds include the Allspring Small Company Growth R6 fund and the John Hancock Disciplined Value Mid Cap Fund R6.
Collective Investment Funds
The Collective Investment Funds include various investment options as follows: VOYA Target Solution Trust Funds, Victory Small Cap Value Collective Fund (75), Boston Partners Large Cap Value Equity CIT (Class F), Wellington Trust NA CIF II Growth 2, GQG

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022

Partners International Equity CIT Fund (Class C), Columbia Trust Contrarian Core Fund, Columbia Trust Total Return Fund I, BlackRock US Equity Index Fund, BlackRock Russell 2500 Index Fund, BlackRock MSCI ACWI ex-US Index Fund and BlackRock US Debt Index Fund.
Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds as of December 31, 2022 and 2021.
Separate Managed Account
The Congress Mid Cap Growth Fund is a separate account managed by Congress Asset Management Company. The fund invests at least 80% of its net assets in equity securities of mid-capitalization companies. The remaining 20% of its net assets can be invested in equity securities of small-capitalization and large-capitalization companies.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Self-Directed Brokerage Account
The Plan’s self-directed brokerage option gives participants the choice to invest in more than 14,000 mutual funds including exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the Plan. Employees had the option to transfer the value of the American Express common stock to another investment in the Plan or transfer it to the self-directed brokerage option. American Express common stock may be held in the self-directed brokerage account on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of a portfolio of actively managed fixed income securities and of units of a money market collective investment fund, referred to as the Covered Assets, which may be owned by the Income Fund. The Covered Assets include U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate.
Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the self-directed brokerage account, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the self-directed brokerage account. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022

retirement program or facility closing, of which the book value wrap contract issuer has not been made aware, or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.
Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
5.  Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:
Level 1    Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2    Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$130,266,946	$—	$—	$130,266,946
Ameriprise Financial common shares	351,762,162	—	—	351,762,162
Self-directed brokerage account	391,101,202	—	—	391,101,202
Common Stock	96,333,250	5,999,660	—	102,332,910
Collective investment funds measured at net asset value (“NAV”) (1)				1,503,977,297
Total investments at fair value	$969,463,560	$5,999,660	$—	$2,479,440,517

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$151,684,651	$—	$—	$151,684,651
Ameriprise Financial common shares	350,573,724	—	—	350,573,724
Self-directed brokerage account	488,939,210	—	—	488,939,210
Common Stock	135,374,532	8,069,310	—	143,443,842
Collective investment funds measured at NAV (1)				1,820,096,776
Total investments at fair value	$1,126,572,117	$8,069,310	$—	$2,954,738,203
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs. All other assets of the Plan are valued using NAV.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.
Investments
Mutual Funds
The fair value of the Allspring Small Company Growth R6 fund and the John Hancock Disciplined Value Mid Cap Fund R6 are determined by the NAV which represents the exit price. The fair value is classified as Level 1 as the funds are traded in active markets and quoted prices are available.
Ameriprise Financial Common Shares
The fair value of Ameriprise Financial, Inc. common shares is determined using quoted prices in active markets and is classified as Level 1.
Self-Directed Brokerage Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Common Stock
The fair value of common stock classified as Level 1 is determined using quoted prices in active markets and the fair value of common stock classified as Level 2 is determined based on a market approach using observable inputs.
Collective Investment Funds
The fair value of collective investment funds is determined by the NAV of the funds. The NAV is used as a practical expedient and represents the exit price for the funds. These funds are excluded from classification in the fair value hierarchy. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.
6.  Transactions with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company, the trustee of the Plan assets (Principal Custody Solutions as of February 22, 2022; Wells Fargo Bank, N.A. prior to February 22, 2022) and the Plan’s recordkeeper (Alight Solutions). Transactions involving funds managed by the Company, trustee and recordkeeper are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Trust collective funds are maintained by Ameriprise Trust Company, a Minnesota-chartered trust company, and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company serves as trustee and offers investment management and related services to these collective funds. Columbia Management Investment Advisers, LLC provides investment advice for certain of these funds in a subadvisory capacity. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.’s common stock held by plan participants was $351,762,162 and $350,573,724 as of December 31, 2022 and 2021, respectively. The total fair value of the investment options, excluding the self-directed brokerage account, managed by subsidiaries of Ameriprise Financial, Inc. was $271,837,529 and $431,500,307 as of December 31, 2022 and 2021, respectively. The investments at contract value managed by subsidiaries of Ameriprise Financial, Inc. was $169,191,423 and $167,440,037 as of December 31, 2022 and 2021, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.14% to 0.32% of the amounts invested in the Collective Investment Funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in-interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022

8.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated September 7, 2017 indicating that the Plan is qualified under the Code, the related trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan and the related trust are intended to be qualified and tax-exempt, and the Plan is intended to satisfy the requirements of Code Section 4975(e)(7). The IRS no longer issues determination letters to qualified plans on a five-year cycle to evidence compliance with IRS rules.
There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2019.
9.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500:

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$2,681,471,771	$3,151,352,558
Deemed distributions of participant loans	(188,247)	(193,799)
Difference between contract value and fair value of fully benefit-responsive investment contracts	(13,045,526)	20,758
Net assets available for benefits per Form 5500	$2,668,237,998	$3,151,179,517

	Years Ended December 31,
	2022	2021
Net increase (decrease) in net assets available for benefits per the financial statements	$(469,880,787)	$479,196,570
Change in deemed distributions of participant loans	5,552	54,279
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	(13,066,284)	(3,381,244)
Net income (loss) per Form 5500	$(482,941,519)	$475,869,605
10.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued. The annual fixed match true-up contribution of $5,264,099 for the 2022 plan year, which is recorded as a receivable as of December 31, 2022, was posted to participant accounts on January 20, 2023.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
	Allspring Small Company Growth R6	2,006,981	$64,504,373
	John Hancock Disciplined Value Mid Cap Fund R6	2,695,187	65,762,573
	Total Mutual Funds		130,266,946

	Collective Investment Funds —
	GQG Partners International Equity (Class C)	8,643,483	106,141,966
*	Columbia Trust Contrarian Core Fund	21,467,069	176,459,307
*	Columbia Trust Gov Money Market Fund	10,529,729	10,529,729
*	Columbia Trust Total Return Fund I	7,959,521	84,848,493
	Boston Partners Large Cap Value Equity CIT (Class D)	3,819,956	116,661,455
	Victory Small Cap Value Collective Fund (75)	1,843,289	80,724,460
	VOYA Target Solution Trust Income (Class 4)	2,773,156	44,154,374
	VOYA Target Solution Trust 2025 (Class 4)	3,025,420	60,463,969
	VOYA Target Solution Trust 2030 (Class 4)	4,167,647	89,507,936
	VOYA Target Solution Trust 2035 (Class 4)	3,553,152	80,837,824
	VOYA Target Solution Trust 2040 (Class 4)	3,136,809	75,949,678
	VOYA Target Solution Trust 2045 (Class 4)	2,627,196	65,785,350
	VOYA Target Solution Trust 2050 (Class 4)	1,533,133	38,317,673
	VOYA Target Solution Trust 2055 (Class 4)	976,425	24,485,680
	VOYA Target Solution Trust 2060 (Class 4)	730,004	13,030,367
	VOYA Target Solution Trust 2065 (Class 4)	307,581	3,430,003
	Wellington Trust NA CIF II Growth 2	6,681,795	132,099,096
	BlackRock US Equity Index Fund	6,486,092	219,792,254
	BlackRock Russell 2500 Index Fund	1,135,893	27,954,556
	BlackRock MSCI ACWI ex-US Index Fund	2,076,895	26,457,775
	BlackRock US Debt Index Fund	710,150	15,394,846
	EB US Mid Cap Opportunistic Value Fund	131	1,510
*	Principal/BlackRock Short-Term Investment Fund	10,948,996	10,948,996
	Total Collective Investment Funds		1,503,977,297

	Common Stock —
	Akamai Technologies	25,000	2,107,500
	Asbury Automotive Group Inc	15,000	2,688,750
	Avery Dinnison Corp	15,000	2,715,000
	Booz Allen Hamilton Holding Co	25,000	2,613,000
	Charles River Laboratories	11,000	2,396,900
	Choice Hotels Intl Inc.	20,000	2,252,800
	Church & Dwight Inc	32,500	2,619,825
	Ciena Corp Usd 0.01	50,000	2,549,000
	Cooper Cos Inc Com New	7,500	2,480,025
	Copart Inc Com	52,000	3,166,280
	Deckers Outdoor Corp	8,500	3,392,860
	Diodes Inc	40,616	3,092,502
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     12

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Emor Group Inc Com	17,500	2,591,925
	Entegris Inc	25,000	1,639,750
	First Republic Bank/San Francisco	17,500	2,133,075
	Floor & Decor Holdings Inc	32,500	2,262,975
	Horizon Therapeutics Public Limited Company	30,000	3,414,000
	Idex Corp	13,500	3,082,455
	Keysight Technologies Inc	17,500	2,993,725
	Masco Corp	55,000	2,566,850
	Mccormick & Co Inc Non Voting	30,000	2,486,700
	Mettler-Toledo International Inc	2,000	2,890,900
	Monolithic Pwr Sys Inc	7,000	2,475,270
	Neurocrine Biosciences Inc Com	24,500	2,926,280
	Paycom Software Inc	8,000	2,482,480
	Pool Corporation	7,500	2,267,475
	Qualys Inc	17,500	1,964,025
	Raymond James Financial Inc	20,000	2,137,000
	Resmed Inc	14,000	2,913,820
	Saia Inc Com	12,000	2,516,160
	Skyworks Solutions Inc	25,000	2,278,250
	Sps Commerce Inc	22,600	2,902,518
	Steris Plc	14,000	2,585,660
	Sun Cmntys Inc Com	17,500	2,502,500
	Take-Two Interactive Software	17,500	1,822,275
	Teledyne Technologies Inc	7,000	2,799,370
	Trimble Inc	45,000	2,275,200
	Ulta Beauty, Inc	6,500	3,048,955
	West Pharmaceutical Services Inc	8,500	2,000,475
	Williams Sonoma Inc	20,000	2,298,400
	Total Common Stock		102,332,910

	Ameriprise Financial Stock Fund —
*	Ameriprise Financial, Inc. Common Shares	1,129,724	351,762,162
	Total Ameriprise Financial Stock Fund		351,762,162

***	Self-Directed Brokerage Account		391,101,202
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     13

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

*	Columbia Trust Gov Money Market Fund	41,308,305	41,308,305
	U.S. Government and Agency Securities —
	FFCB 1.125% 01/16/2025	625,000	583,190
	FGOLD 15YR 4.000% 02/01/2025	713	697
	FGOLD 15YR 4.000% 02/01/2025	4,758	4,649
	FGOLD 15YR 4.000% 03/01/2025	1,061	1,037
	FGOLD 15YR 4.000% 06/01/2025	1,852	1,810
	FGOLD 15YR 4.000% 07/01/2025	2,136	2,086
	FGOLD 15YR 3.500% 08/01/2025	13,655	13,384
	FGOLD 15YR 4.000% 08/01/2025	14,717	14,378
	FGOLD 15YR 3.500% 09/01/2025	7,711	7,554
	FGOLD 15YR 3.500% 10/01/2025	815	798
	FGOLD 15YR 3.500% 10/01/2025	33,057	32,356
	FGOLD 15YR 3.500% 10/01/2025	5,697	5,573
	FGOLD 15YR 4.000% 10/01/2025	274	268
	FGOLD 15YR 4.000% 10/01/2025	1,697	1,658
	FGOLD 15YR 3.000% 11/01/2025	1,841	1,793
	FGOLD 15YR 3.000% 11/01/2025	687	669
	FGOLD 15YR 3.500% 11/01/2025	4,767	4,664
	FGOLD 15YR 3.500% 11/01/2025	25,149	24,616
	FGOLD 15YR 3.500% 12/01/2025	4,472	4,372
	FGOLD 15YR 3.500% 12/01/2025	65,408	63,991
	FGOLD 15YR 3.500% 12/01/2025	87	85
	FGOLD 15YR 3.500% 12/01/2025	1,806	1,766
	FGOLD 15YR 3.500% 12/01/2025	6,198	6,062
	FGOLD 15YR 3.500% 02/01/2026	2,558	2,498
	FGOLD 15YR 3.500% 03/01/2026	3,403	3,325
	FGOLD 15YR 3.500% 03/01/2026	7,385	7,258
	FGOLD 15YR 4.000% 03/01/2026	667	652
	FGOLD 15YR 3.500% 04/01/2026	9,570	9,335
	FGOLD 15YR 3.500% 05/01/2026	422	412
	FGOLD 15YR 4.000% 05/01/2026	11,891	11,617
	FGOLD 15YR 3.500% 06/01/2026	30,684	29,981
	FGOLD 15YR 4.000% 06/01/2026	9,645	9,423
	FGOLD 15YR 3.500% 07/01/2026	5,840	5,740
	FGOLD 15YR 3.500% 07/01/2026	5,248	5,120
	FGOLD 15YR 3.500% 07/01/2026	46,349	45,214
	FGOLD 15YR 3.500% 07/01/2026	3,555	3,477
	FGOLD 15YR 3.000% 08/01/2026	4,263	4,137
	FGOLD 15YR 3.500% 08/01/2026	1,553	1,514
	FGOLD 15YR 3.500% 08/01/2026	21,132	20,599
	FGOLD 15YR 3.500% 08/01/2026	11,467	11,190
	FGOLD 15YR 3.000% 09/01/2026	27,154	26,317
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     14

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR 3.500% 09/01/2026	959	943
FGOLD 15YR 3.500% 09/01/2026	1,157	1,128
FGOLD 15YR 3.500% 09/01/2026	2,652	2,582
FGOLD 15YR 3.000% 10/01/2026	1,315	1,274
FGOLD 15YR 3.000% 10/01/2026	3,086	2,992
FGOLD 15YR 3.000% 11/01/2026	21,403	20,741
FGOLD 15YR 3.000% 12/01/2026	76,528	74,083
FGOLD 15YR 3.000% 01/01/2027	45,523	44,062
FGOLD 15YR 3.000% 02/01/2027	13,413	12,984
FGOLD 15YR 3.000% 03/01/2027	1,569	1,518
FGOLD 15YR 3.000% 01/01/2032	73,717	70,449
FGOLD 15YR 3.000% 01/01/2032	90,830	86,266
FGOLD 15YR 3.000% 04/01/2032	289,920	277,063
FGOLD 15YR 3.500% 05/01/2032	154,098	148,971
FGOLD 15YR 3.000% 01/01/2033	127,690	120,075
FGOLD 15YR 3.000% 03/01/2033	277,039	263,527
FGOLD 15YR GIANT 5.000% 03/01/2025	7,144	7,192
FGOLD 15YR GIANT 4.000% 05/01/2025	11,493	11,228
FGOLD 15YR GIANT 4.000% 07/01/2025	4,628	4,521
FGOLD 15YR GIANT 3.500% 11/01/2025	7,644	7,495
FGOLD 15YR GIANT 3.500% 12/01/2025	855	836
FGOLD 15YR GIANT 4.000% 12/01/2025	5,305	5,183
FGOLD 15YR GIANT 3.500% 04/01/2026	7,478	7,313
FGOLD 15YR GIANT 4.000% 05/01/2026	1,140	1,114
FGOLD 15YR GIANT 3.500% 07/01/2026	7,571	7,385
FGOLD 15YR GIANT 3.500% 07/01/2026	8,475	8,262
FGOLD 15YR GIANT 4.000% 07/01/2026	9,887	9,659
FGOLD 15YR GIANT 4.000% 07/01/2026	22,753	22,230
FGOLD 15YR GIANT 3.500% 08/01/2026	4,852	4,731
FGOLD 15YR GIANT 3.500% 09/01/2026	9,386	9,171
FGOLD 15YR GIANT 3.000% 11/01/2026	65,765	63,721
FGOLD 15YR GIANT 3.000% 12/01/2026	24,694	23,938
FGOLD 15YR GIANT 4.000% 12/01/2026	23,195	22,662
FGOLD 15YR GIANT 4.000% 12/01/2026	5,870	5,736
FGOLD 15YR GIANT 3.000% 01/01/2027	1,696	1,640
FGOLD 15YR GIANT 3.500% 01/01/2027	48,051	46,863
FGOLD 15YR GIANT 3.000% 09/01/2027	6,532	6,323
FGOLD 15YR GIANT 3.500% 06/01/2029	25,847	24,948
FGOLD 15YR GIANT 3.500% 07/01/2029	77,518	74,752
FGOLD 15YR GIANT 3.500% 08/01/2029	5,288	5,101
FGOLD 15YR GIANT 3.500% 11/01/2029	8,254	7,966
FGOLD 15YR GIANT 3.500% 11/01/2029	115,644	111,662
FGOLD 15YR GIANT 3.500% 12/01/2029	164,423	158,547
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     15

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR GIANT 3.500% 03/01/2030	22,847	22,004
FGOLD 15YR GIANT 3.500% 04/01/2030	51,736	50,580
FGOLD 15YR GIANT 3.000% 07/01/2030	136,480	130,708
FGOLD 15YR GIANT 3.000% 09/01/2030	120,340	115,252
FGOLD 15YR GIANT 3.000% 10/01/2030	65,571	62,636
FGOLD 15YR GIANT 3.000% 12/01/2030	242,892	232,020
FGOLD 15YR GIANT 3.000% 02/01/2031	175,218	166,740
FGOLD 15YR GIANT 3.000% 03/01/2031	121,400	116,261
FGOLD 15YR GIANT 3.000% 05/01/2031	283,186	271,203
FGOLD 15YR GIANT 3.000% 09/01/2031	172,602	165,291
FGOLD 15YR GIANT 3.000% 01/01/2032	317,064	303,615
FGOLD 15YR GIANT 3.000% 03/01/2032	528,345	505,946
FGOLD 15YR GIANT 3.500% 08/01/2032	299,464	292,769
FGOLD 15YR GIANT 3.000% 04/01/2033	8,162	7,676
FGOLD 15YR GIANT 3.500% 08/01/2033	86,589	83,365
FGOLD 15YR GIANT 3.500% 11/01/2033	9,250	8,905
FGOLD 15YR GIANT 3.500% 12/01/2033	68,625	66,070
FGOLD 15YR GIANT 3.500% 02/01/2034	94,067	90,567
FHLB 5.375% 8/15/2024	3,150,000	3,175,975
FHLB 2.750% 12/13/2024	2,625,000	2,530,532
FHLB 2.375% 03/14/2025	2,325,000	2,214,586
FHLB 2.125% 12/11/2026	3,525,000	3,252,860
FHLMC 0.375% 09/23/2025	7,250,000	6,524,868
FHLMC 15YR UMBS 3.000% 12/01/2034	342,600	321,535
FHLMC 15YR UMBS 3.000% 12/01/2034	489,805	459,689
FHLMC 15YR UMBS 2.000% 08/01/2035	1,520,306	1,355,665
FHLMC 15YR UMBS 2.000% 08/01/2035	1,688,985	1,506,193
FHLMC 15YR UMBS MIRROR 3.000% 03/01/2031	259,940	248,132
FHLMC 15YR UMBS MIRROR 2.500% 07/01/2032	114,983	107,515
FHLMC 15YR UMBS MIRROR 2.500% 11/01/2032	246,992	230,924
FHLMC 15YR UMBS MIRROR 2.500% 05/01/2033	260,238	240,743
FHLMC 15YR UMBS MIRROR 3.000% 04/01/2034	73,063	68,574
FHLMC 15YR UMBS SUPER 3.000% 01/01/2034	160,447	150,698
FHLMC 15YR UMBS SUPER 2.500% 08/01/2034	396,923	365,729
FHLMC 15YR UMBS SUPER 2.500% 10/01/2034	63,854	58,833
FHLMC 15YR UMBS SUPER 2.500% 12/01/2034	303,805	279,911
FHLMC 15YR UMBS SUPER 2.000% 06/01/2035	357,951	320,347
FHLMC 15YR UMBS SUPER 2.000% 09/01/2035	1,270,055	1,132,853
FHLMC 15YR UMBS SUPER 2.000% 10/01/2035	1,346,998	1,201,461
FHLMC 15YR UMBS SUPER 3.5000% 06/01/2037	886,040	847,587
FHLMC 15YR UMBS SUPER 4.0000% 08/01/2037	37,269	36,373
FHLMC 15YR UMBS SUPER 4.5000% 11/01/2037	462,767	459,721
FHLMC 15YR UMBS SUPER 5.0000% 12/01/2037	1,217,500	1,224,419
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     16

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FHLMC 5/1 HYBRID ARM 3.8900% 12/01/2036 VARIABLE	16,419	16,450
FHLMC REFERENCE NOTE 1.500% 02/12/2025	5,325,000	5,012,277
FHLMC_K028 3.111% 02/25/2023	477,773	476,407
FHLMC_K030 3.250% 04/25/2023	491,507	489,587
FHLMC_K031 3.300% 04/25/2023	27,817	27,646
FHLMC_K032 3.310% 05/25/2023	2,416,624	2,398,194
FHLMC_K037 2.592% 04/25/2023	62,454	62,162
FHLMC_K038 3.389% 03/25/2024	1,450,000	1,416,687
FHLMC_K039 2.683% 12/25/2023	181,871	180,126
FHLMC_K040 2.768% 04/25/2024	326,799	321,084
FHLMC_K040 3.241% 09/25/2024	320,000	311,839
FHLMC_K041 3.171% 10/25/2024	1,100,000	1,065,432
FHLMC_K043 2.532% 10/25/2023	67,157	66,384
FHLMC_K047 3.329% 05/25/2025	795,000	769,962
FHLMC_K050 2.802% 01/25/2025	555,300	539,750
FHLMC_K050 3.334% 08/25/2025	40,000	38,454
FHLMC_K052 3.151% 11/25/2025	700,000	672,507
FHLMC_K092 3.125% 10/25/2028	348,212	334,003
FHLMC_K724 3.062% 11/25/2023	111,162	109,322
FHLMC_K728 3.064% 08/25/2024	38,984	37,913
FHLMC_K729 3.136% 10/25/2024	55,000	53,334
FHLMC_K730 3.590% 01/25/2025	385,828	374,316
FHLMC_K736 1.895% 06/25/2025	516,803	501,322
FHLMC_T-13 6.085% 09/25/2029	31	30
FHMS_17-K066 2.797% 12/25/2026	516,529	494,245
FHMS_K053 2.995% 12/25/2025	555,000	530,547
FNMA 2.625% 09/06/2024	2,875,000	2,789,045
FNMA 0.625% 04/22/2025	10,275,000	9,422,085
FNMA 15YR 5.000% 02/01/2023	98	98
FNMA 15YR 5.000% 02/01/2023	162	164
FNMA 15YR 4.500% 03/01/2023	52	52
FNMA 15YR 5.000% 05/01/2023	397	399
FNMA 15YR 5.000% 05/01/2023	801	806
FNMA 15YR 5.000% 06/01/2023	1,378	1,385
FNMA 15YR 5.000% 07/01/2023	975	980
FNMA 15YR 5.000% 11/01/2023	1,102	1,116
FNMA 15YR 5.000% 02/01/2024	3,854	3,876
FNMA 15YR 5.000% 04/01/2024	243	244
FNMA 15YR 4.500% 05/01/2024	163	162
FNMA 15YR 4.500% 05/01/2024	2,597	2,592
FNMA 15YR 4.000% 09/01/2024	9,119	8,900
FNMA 15YR 4.500% 10/01/2024	6,707	6,695
FNMA 15YR 4.500% 12/01/2024	4,610	4,602
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 4.000% 02/01/2025	50	49
FNMA 15YR 4.500% 02/01/2025	12,472	12,437
FNMA 15YR 4.000% 04/01/2025	2,161	2,109
FNMA 15YR 4.000% 04/01/2025	2,249	2,195
FNMA 15YR 4.500% 04/01/2025	2,162	2,157
FNMA 15YR 4.000% 05/01/2025	10,951	10,688
FNMA 15YR 4.000% 06/01/2025	19,757	19,282
FNMA 15YR 4.000% 06/01/2025	1,707	1,666
FNMA 15YR 4.000% 07/01/2025	1,916	1,870
FNMA 15YR 4.500% 07/01/2025	429	428
FNMA 15YR 5.000% 07/01/2025	3,429	3,449
FNMA 15YR 3.500% 09/01/2025	9,622	9,411
FNMA 15YR 4.000% 09/01/2025	6,116	5,969
FNMA 15YR 4.000% 09/01/2025	578	564
FNMA 15YR 3.500% 10/01/2025	26,682	26,196
FNMA 15YR 3.500% 10/01/2025	4,471	4,374
FNMA 15YR 3.500% 10/01/2025	233	227
FNMA 15YR 3.500% 10/01/2025	15,693	15,350
FNMA 15YR 3.500% 10/01/2025	51,119	50,002
FNMA 15YR 3.500% 10/01/2025	34,012	33,252
FNMA 15YR 3.500% 10/01/2025	51,376	50,253
FNMA 15YR 3.500% 11/01/2025	448	440
FNMA 15YR 3.500% 11/01/2025	26,254	25,776
FNMA 15YR 3.500% 11/01/2025	2,641	2,581
FNMA 15YR 3.500% 11/01/2025	27,186	26,580
FNMA 15YR 3.500% 11/01/2025	2,619	2,560
FNMA 15YR 3.500% 12/01/2025	6,614	6,460
FNMA 15YR 3.500% 12/01/2025	6,030	5,920
FNMA 15YR 3.500% 12/01/2025	12,381	12,091
FNMA 15YR 3.500% 01/01/2026	14,252	13,921
FNMA 15YR 3.500% 01/01/2026	1,543	1,506
FNMA 15YR 3.500% 01/01/2026	1,069	1,050
FNMA 15YR 3.500% 01/01/2026	12,237	11,953
FNMA 15YR 3.500% 01/01/2026	22,972	22,430
FNMA 15YR 3.500% 02/01/2026	6,080	5,938
FNMA 15YR 3.500% 02/01/2026	254	248
FNMA 15YR 3.500% 02/01/2026	14,625	14,286
FNMA 15YR 3.500% 02/01/2026	3,942	3,852
FNMA 15YR 3.500% 02/01/2026	34,955	34,115
FNMA 15YR 3.500% 02/01/2026	47,866	46,736
FNMA 15YR 4.000% 02/01/2026	4,380	4,275
FNMA 15YR 3.500% 03/01/2026	3,911	3,815
FNMA 15YR 3.500% 03/01/2026	100	98
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     18

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 03/01/2026	79,531	77,612
FNMA 15YR 3.500% 04/01/2026	231	225
FNMA 15YR 3.500% 04/01/2026	4,705	4,591
FNMA 15YR 3.500% 04/01/2026	20,286	19,785
FNMA 15YR 3.500% 05/01/2026	2,994	2,920
FNMA 15YR 3.500% 06/01/2026	881	865
FNMA 15YR 3.500% 07/01/2026	1,327	1,292
FNMA 15YR 3.500% 08/01/2026	9,486	9,243
FNMA 15YR 3.500% 08/01/2026	1,113	1,084
FNMA 15YR 3.500% 08/01/2026	8,998	8,802
FNMA 15YR 4.000% 08/01/2026	2,505	2,445
FNMA 15YR 3.500% 09/01/2026	4,265	4,156
FNMA 15YR 3.500% 09/01/2026	5,429	5,288
FNMA 15YR 3.500% 09/01/2026	34,845	34,204
FNMA 15YR 3.500% 10/01/2026	130,783	127,390
FNMA 15YR 3.500% 10/01/2026	9,395	9,109
FNMA 15YR 3.500% 10/01/2026	49,163	47,871
FNMA 15YR 3.500% 10/01/2026	318	312
FNMA 15YR 3.500% 11/01/2026	280	275
FNMA 15YR 3.500% 11/01/2026	7,016	6,887
FNMA 15YR 3.500% 11/01/2026	75,973	73,868
FNMA 15YR 4.000% 11/01/2026	20,973	20,469
FNMA 15YR 3.500% 01/01/2027	38,976	37,911
FNMA 15YR 3.500% 01/01/2027	11,452	11,182
FNMA 15YR 3.500% 04/01/2027	7,438	7,222
FNMA 15YR 3.500% 06/01/2027	152	150
FNMA 15YR 3.500% 06/01/2027	21,363	20,974
FNMA 15YR 3.500% 08/01/2027	23,310	22,610
FNMA 15YR 4.000% 09/01/2027	7,649	7,465
FNMA 15YR 3.500% 09/01/2028	5,828	5,721
FNMA 15YR 3.500% 10/01/2028	59,793	57,739
FNMA 15YR 3.500% 11/01/2028	61,399	60,260
FNMA 15YR 3.500% 12/01/2028	41,912	41,137
FNMA 15YR 3.500% 12/01/2028	5,880	5,683
FNMA 15YR 3.500% 01/01/2029	2,337	2,260
FNMA 15YR 4.000% 01/01/2029	17,037	16,779
FNMA 15YR 4.000% 01/01/2029	17,037	16,779
FNMA 15YR 4.000% 01/01/2029	17,037	16,779
FNMA 15YR 4.000% 01/01/2029	17,037	16,779
FNMA 15YR 3.000% 02/01/2029	169,587	162,384
FNMA 15YR 3.500% 02/01/2029	4,821	4,658
FNMA 15YR 3.500% 02/01/2029	103,423	99,892
FNMA 15YR 3.500% 06/01/2029	51,036	49,184
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     19

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 07/01/2029	56,747	55,609
FNMA 15YR 3.500% 07/01/2029	19,721	19,032
FNMA 15YR 3.500% 08/01/2029	113,474	109,279
FNMA 15YR 3.500% 08/01/2029	136,678	131,806
FNMA 15YR 3.000% 09/01/2029	55,265	53,144
FNMA 15YR 3.500% 09/01/2029	219,912	212,229
FNMA 15YR 3.500% 09/01/2029	79,692	77,248
FNMA 15YR 3.500% 10/01/2029	27,456	26,625
FNMA 15YR 3.500% 12/01/2029	12,784	12,303
FNMA 15YR 3.000% 01/01/2030	43,972	42,282
FNMA 15YR 3.500% 01/01/2030	101,885	98,249
FNMA 15YR 3.000% 02/01/2030	122,931	117,899
FNMA 15YR 3.500% 02/01/2030	59,743	57,908
FNMA 15YR 3.500% 04/01/2030	36,973	36,288
FNMA 15YR 3.500% 04/01/2030	35,885	35,041
FNMA 15YR 3.000% 06/01/2030	170,863	163,458
FNMA 15YR 3.500% 06/01/2030	64,200	63,149
FNMA 15YR 3.000% 07/01/2030	32,150	30,754
FNMA 15YR 3.000% 10/01/2030	125,046	119,616
FNMA 15YR 3.000% 10/01/2030	145,231	138,850
FNMA 15YR 3.000% 10/01/2030	144,392	138,136
FNMA 15YR 3.000% 11/01/2030	83,961	80,118
FNMA 15YR 3.000% 01/01/2031	86,045	82,123
FNMA 15YR 3.000% 02/01/2031	13,872	13,270
FNMA 15YR 3.000% 02/01/2031	210,532	200,779
FNMA 15YR 3.000% 02/01/2031	204,655	195,786
FNMA 15YR 3.500% 02/01/2031	91,124	88,740
FNMA 15YR 3.000% 03/01/2031	419,442	400,448
FNMA 15YR 3.000% 03/01/2031	29,547	28,209
FNMA 15YR 3.000% 04/01/2031	65,669	62,815
FNMA 15YR 3.000% 04/01/2031	9,686	9,265
FNMA 15YR 3.000% 04/01/2031	140,758	134,656
FNMA 15YR 3.000% 05/01/2031	119,657	114,462
FNMA 15YR 3.000% 08/01/2031	5,624	5,380
FNMA 15YR 3.000% 09/01/2031	267,371	255,778
FNMA 15YR 3.000% 10/01/2031	76,966	73,618
FNMA 15YR 3.000% 11/01/2031	314,619	300,960
FNMA 15YR 3.000% 11/01/2031	177,801	170,080
FNMA 15YR 3.000% 01/01/2032	202,281	193,495
FNMA 15YR 3.500% 02/01/2032	129,280	126,241
FNMA 15YR 3.000% 04/01/2032	148,797	141,371
FNMA 15YR 3.000% 06/01/2032	86,676	82,361
FNMA 15YR 3.000% 07/01/2032	167,408	159,073
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     20

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.000% 07/01/2032	174,631	166,193
FNMA 15YR 3.500% 08/01/2032	141,666	138,343
FNMA 15YR 3.000% 09/01/2032	659,008	626,192
FNMA 15YR 3.500% 12/01/2032	236,909	228,591
FNMA 15YR 3.000% 01/01/2033	363,193	345,080
FNMA 15YR 2.500% 02/01/2033	506,844	473,907
FNMA 15YR 3.000% 03/01/2033	107,523	102,155
FNMA 15YR 3.500% 08/01/2033	56,292	54,132
FNMA 15YR 3.000% 09/01/2033	230,000	216,052
FNMA 15YR 3.500% 09/01/2033	368,808	354,715
FNMA 15YR 3.000% 11/01/2033	302,267	283,811
FNMA 15YR 3.000% 11/01/2033	177,583	166,802
FNMA 15YR 3.000% 01/01/2034	355,085	333,530
FNMA 15YR 3.500% 01/01/2034	202,489	194,627
FNMA 15YR 3.000% 02/01/2034	127,833	119,961
FNMA 15YR 3.500% 02/01/2034	16,613	15,977
FNMA 15YR 3.500% 04/01/2034	184,330	177,170
FNMA 15YR 3.000% 06/01/2034	159,711	149,909
FNMA 30YR 7.000% 07/01/2028	3,283	3,274
FNMA 30YR 6.000% 11/01/2028	4,885	4,969
FNMA 30YR 6.500% 04/01/2032	6,162	6,313
FNMA 30YR 6.500% 04/01/2032	3,110	3,188
FNMA 10/1 HYBRID ARM 4.069% 12/01/2033 VARIABLE	336	334
FNMA 10/1 HYBRID ARM 3.710% 10/01/2034 VARIABLE	1,024	1,020
FNMA 15YR UMBS 3.000% 07/01/2034	227,813	213,820
FNMA 15YR UMBS 2.500% 08/01/2034	283,180	260,726
FNMA 15YR UMBS 3.000% 08/01/2034	18,577	17,438
FNMA 15YR UMBS 2.500% 09/01/2034	98,159	90,442
FNMA 15YR UMBS 2.500% 10/01/2034	540,550	498,027
FNMA 15YR UMBS 2.500% 12/01/2034	199,533	183,822
FNMA 15YR UMBS 3.000% 12/01/2034	411,431	386,167
FNMA 15YR UMBS 2.500% 02/01/2035	272,260	250,845
FNMA 15YR UMBS 2.000% 05/01/2035	1,100,819	985,229
FNMA 15YR UMBS 2.500% 05/01/2035	991,448	907,336
FNMA 15YR UMBS 2.000% 07/01/2035	1,023,975	913,386
FNMA 15YR UMBS 2.000% 08/01/2035	1,365,025	1,217,577
FNMA 15YR UMBS 4.000% 08/01/2037	947,821	925,041
FNMA 15YR UMBS 4.500% 11/01/2037	466,560	463,490
FNMA 15YR UMBS 5.000% 11/01/2037	106,302	107,171
FNMA 15YR UMBS 4.500% 12/01/2037	473,538	470,422
FNMA 15YR UMBS 5.000% 12/01/2037	524,251	527,238
FNMA 15YR UMBS SUPER 2.000% 09/01/2035	1,571,389	1,401,634
FNMA 15YR UMBS SUPER 2.000% 10/01/2035	1,681,462	1,499,792
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     21

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	FNMA 15YR UMBS SUPER 2.500% 04/01/2037	1,594,806	1,459,213
	FNMA 15YR UMBS SUPER 4.000% 09/01/2037	704,714	687,777
	FNMA 6M LIBOR ARM 3.165% 11/01/2032 VARIABLE	4,521	4,429
	FNMA 6M LIBOR ARM 3.665% 12/01/2032 VARIABLE	13,315	13,018
	FNMA 6M LIBOR ARM 3.157% 03/01/2034 VARIABLE	14,215	14,076
	FNMA 6M LIBOR ARM 3.917% 09/01/2035 VARIABLE	22,586	22,491
	FNMA 7/1 HYBRID ARM 3.918% 01/01/2034 VARIABLE	5,999	5,878
	FNMA 7/1 HYBRID ARM 4.245% 03/01/2036 VARIABLE	2,676	2,680
	FNMA BENCHMARK NOTE 0.500% 11/07/2025	175,000	157,289
	FNMA MEGA 15YR REMIC-BACKED 3.500% 11/01/2025	43,683	42,887
	FNMA_03-W11 4.720% 06/25/2033 VARIABLE	98	99
	U.S. TREASURY NOTE 0.250% 06/30/2025	12,025,000	10,892,020
	U.S. TREASURY NOTE 0.375% 09/30/2027	20,275,000	17,095,943
	UMBS 15YR TBA (REG B) 2.000% 01/17/2038	1,925,000	1,711,766
	UMBS 15YR TBA (REG B) 2.500% 01/17/2038	425,000	388,823
	UMBS 15YR TBA (REG B) 3.000% 01/17/2038	12,900,000	12,081,412
	UMBS 15YR TBA (REG B) 3.500% 01/17/2038	20,750,000	19,849,162
	UMBS 15YR TBA (REG B) 4.000% 01/17/2038	1,550,000	1,510,701
	UMBS 15YR TBA (REG B) 4.500% 01/17/2038	2,450,000	2,433,280
	Total investment contracts		193,760,444

	Total fully benefit-responsive investment contracts		193,760,444

*	Loans to Participants —
	Various Loans, 3.25% — 9.5% due through 2052		27,590,582
	Less: Deemed distributions		(188,247)
	Net participant loans		27,402,335

	Assets Held at End of Year per Form 5500		$2,700,603,296
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 22, 2023	By	/s/ Michelle Rudlong
Michelle Rudlong Delegate Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23    Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.